June 27, 2025

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02116

Eli Wallace
Chief Executive Officer
TheRas, Inc.
256 E. Grand Avenue, Suite 104
South San Francisco, CA 94080

       Re: Helix Acquisition Corp. II
           TheRas, Inc.
           Registration Statement on Form S-4
           Filed June 20, 2025
           File No. 333-288222
Dear Bihua Chen and Eli Wallace:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Dilution, page 236

1. We note the revisions to your Dilution disclosure in response to prior comment one. Your revised NTBV calculation removes the adjustment to reflect the "conversion of Helix equity into equity of combined company" which was not the
       intent of our prior comment. Although the effects of the Business Combination itself should be excluded from the dilution disclosures, the lapse of redemption provisions
 June 27, 2025
Page 2

       after consummation of the Business Combination will result in such shares being reclassified to permanent equity. As such, it would appear that the value of such shares (after reflecting redemptions) should be included in your NTBV calculation. Further, your current NTBV per share calculation includes these shares in
       the denominator but excludes the value of such shares from the numerator. Please revise accordingly.
TheRas, Inc. - Notes to Unaudited Condensed Financial Statements
5. Commitments and Contingencies, page F-56

2. We note your disclosure on page 300 of the April 2025 dispute over indexed milestone payments from the terminated UCSF license agreement and your disclosure on pages F-56 and F-82 that "[TheRas] is not currently involved in any legal actions that could have a material effect on the Company's financial position, results of operations, or liquidity." Please tell us your consideration of providing the disclosures required by ASC 450-20-50-3 through 50-5 as it relates to this potential loss contingency, including the amount or range of reasonably possible losses in excess of recorded amounts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joshua Gorsky at 202-551-7836
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Joel Rubinstein, Esq.
      Maggie L. Wong, Esq.